--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. )1

                             OPEN PLAN SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   683709 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                TROY A. PEERY, JR., 1900 MANAKIN ROAD, 2nd FLOOR
                  MANAKIN-SABOT, VIRGINIA 23103 (804) 784-4685
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)



------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

  --------------------------                         ---------------------------
    CUSIP No. 683709 10 9         SCHEDULE 13D            Page 2 of 7 Pages
  --------------------------                         ---------------------------

  --------- --------------------------------------------------------------------
  1         NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Troy A. Peery, Jr.
  --------- --------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   |_|
                                                                       (b)   |_|
            Not Applicable
  --------- --------------------------------------------------------------------
  3         SEC USE ONLY


  --------- --------------------------------------------------------------------
  4         SOURCE OF FUNDS*

            PF
  --------- --------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                                |_|

            Not Applicable
  --------- --------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
  ------------------------------------------------------------------------------
         NUMBER OF          7       SOLE VOTING POWER

           SHARES                   560,059
                            ------- --------------------------------------------
                            8       SHARED VOTING POWER
        BENEFICIALLY
                                    -0-
                            ------- --------------------------------------------
       OWNED BY EACH        9       SOLE DISPOSITIVE POWER

         REPORTING                  560,059
                            ------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER
        PERSON WITH
                                    -0-
  ------------------------------------------------------------------------------

  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            560,059
  --------- --------------------------------------------------------------------
  12        CHECK BOX  IF  THE  AGGREGATE AMOUNT  IN ROW  (11)  EXCLUDES CERTAIN
            SHARES*

            Not Applicable
  --------- --------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.8%
  --------- --------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
  --------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item 1.           Security and Issuer

                  This Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of Open Plan Systems, Inc., a Virginia corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.

Item 2.           Identity and Background

                  (A)      Troy A. Peery, Jr.

                  (B) The business address of Mr. Peery is 1900 Manakin Road, 2nd Floor, Manakin-Sabot, Virginia 23103.

                  (C) Mr. Peery is a private investor and owner of Peery Enterprises. Mr. Peery is also a director of the Issuer.

                  (D) During the past five years, Mr. Peery has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Mr. Peery has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,
                           Federal or State securities laws or finding any violation with respect to such laws.

                  (F) Mr. Peery is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

                  Mr. Peery used personal funds in making acquisitions of shares of Common Stock, as follows:

                      (i) 69,376 shares of Common Stock were purchased directly from the Issuer for approximately $1.80 per share prior to May 31, 1996, when the Issuer completed its initial public offering.

                      (ii) 7,424 shares of Common Stock were purchased directly from the Issuer for $10.00 per share on May 31, 1996.



                               Page 3 of 7 Pages

                      (iii) 2,576 shares of Common Stock were purchased on the open market for approximately $5.50 per share on February 28, 1997.

                      (iv) 5,000 shares of Common Stock were purchased on the open market for approximately $6.29 per share on August 19, 1997.

                      (v) 3,000 shares of Common Stock were purchased on the open market for $2.53 per share on August 5, 1998.

                      (vi) 1,000 shares of Common Stock were purchased on the open market for $2.53 per share on August 6, 1998.

                      (vii) 6,000 shares of Common Stock were purchased on the open market for approximately $2.97 per share on August 12, 1998.

                      (viii)   75,000 shares of Common Stock were purchased in a
                               private   transaction  for  $2.50  per  share  on
                               September 15, 1999.

                      (ix) 366,600 shares of Common Stock were purchased in a private transaction for $0.18 per share on December 17, 2001.

                  In addition, for each of the years 1996 through 2000, the Issuer granted Mr. Peery options to purchase 1,000 shares of Common Stock at an exercise price of $2.00 per share pursuant to the Issuer's 1996 Stock Option Plan for Non-Employee Directors (for grants prior to 2000) and pursuant to the Issuer's 2000 Stock Option Plan for Non-Employee Directors (for the grant in 2000). Finally, the Issuer granted Mr. Peery options to purchase 19,083 shares of Common Stock at an exercise price of $0.60 per share on November 5, 2001, between the Issuer and Mr. Peery (the "2001 Option"). The Issuer granted Mr. Peery the 2001 Option in lieu of the payment of his director's retainer and fees for 2001.

Item 4.           Purpose of Transaction

                  Mr. Peery has purchased shares of Common Stock for investment purposes. Mr. Peery may acquire additional shares of Common Stock if the price is acceptable and personal funds are available for such purpose. Mr. Peery intends to continue to evaluate the Issuer and its business prospects and to take such actions as he deems necessary and appropriate to maximize the economic value of his investment in securities of the Issuer, including further acquisitions and/or dispositions of shares of Common Stock.

                  Except as described above or otherwise in this Schedule 13D, there are no plans or proposals that Mr. Peery may have that relate to or would result in:

                  (A)      The   acquisition   by  any   person  of   additional
                           securities of the Issuer or the disposition of securities of the Issuer;



                               Page 4 of 7 Pages

                  (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (E) Any material change in the present capitalization or dividend policy of the Issuer;

                  (F) Any other material change in the Issuer's business or corporate structure;

                  (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

                  (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (J)      Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

                  (A) The aggregate number and percentage of Common Stock beneficially owned by Mr. Peery are 560,059 shares and 12.8% of the issued and outstanding shares of Common Stock, respectively.

                  (B) Mr. Peery has, or will have upon the exercise of certain stock options, the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

                  (C) As further described in Item 3 above, effective November 5, 2001, the Issuer granted Mr. Peery the 2001 Option and on December 17, 2001, Mr. Peery purchased 366,600 shares of Common Stock in a private transaction for $0.18 per share.



                               Page 5 of 7 Pages

                  (D)      Not applicable.

                  (E)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Mr. Peery is a director of the Issuer.

Item 7.           Material to be Filed as Exhibits

                  Not applicable.











                               Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.




Date:  December 20, 2001
                                                /s/ Troy A. Peery, Jr.
                                       -----------------------------------------
                                                Troy A. Peery, Jr.



Attention:   Intentional  misstatements or omissions of fact constitute  Federal criminal  violations (see 18 U.S.C. 1001).










                               Page 7 of 7 Pages